UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Disc Medicine, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
254604 101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Capital GP VIII LLC OrbiMed Genesis GP LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,785,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,785,571
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 6.0%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 29,639,885 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) Prospectus filed with the Securities and Exchange Commission on June 14, 2024.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 608,611
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 608,611
11		Aggregate Amount Beneficially Owned by Each Reporting Person 608,611
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.1*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 29,639,885 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) Prospectus filed with the Securities and Exchange Commission on June 14, 2024.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Capital GP VIII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 941,569
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 941,569
11		Aggregate Amount Beneficially Owned by Each Reporting Person 941,569
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 3.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 29,639,885 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) Prospectus filed with the Securities and Exchange Commission on June 14, 2024.

CUSIP No. 254604 101

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 235,391
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 235,391
11		Aggregate Amount Beneficially Owned by Each Reporting Person 235,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.8%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 29,639,885 shares of common stock outstanding of Disc Medicine, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) Prospectus filed with the Securities and Exchange Commission on June 14, 2024.

Item 1.  Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022, as amended by Amendment No. 1 filed with the SEC on January 3, 2023, Amendment No. 2 filed with the SEC on June 21, 2023 and Amendment No. 3 filed with the SEC on December 15, 2023. This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Shares”), of Disc Medicine, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 321 Arsenal Street, Suite 101, Watertown, Massachusetts 02472. The Shares are listed on the NASDAQ Global Market under the ticker symbol “IRON”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On June 17, 2024, the issuer completed an underwritten public offering of 4,944,000 Shares (the “Offering”).  As a result of the Offering, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Shares outstanding since the filing of Amendment No. 3.

Item 2. Identity and Background

(a) This Amendment No. 4 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“GP VI”), OrbiMed Capital GP VIII LLC (“GP VIII”), and OrbiMed Genesis GP LLC (“OrbiMed Genesis”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VIII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VI, GP VIII, and OrbiMed Genesis are set forth on Schedules I, II, III, and IV, respectively, attached hereto. Schedules I through IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 17, 2024, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement OPI VI, as more particularly referred to in Item 6 below, caused OrbiMed Private Investments VI, LP (“OPI VI”) to purchase 28,404 Shares in the Offering.

On June 17, 2024, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VIII, LP (“OPI VIII”), as more particularly referred to in Item 6 below, caused OPI VIII to purchase 43,944 Shares in the Offering.

On June 17, 2024, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P. (“Genesis”), caused Genesis to purchase 10,986 Shares in the Offering.

The source of funds for such purchases was the working capital of OPI VI, OPI VIII, and Genesis.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 29,639,885 Shares outstanding of the Issuer, as set forth in the Issuer’s 424(b)(5) Prospectus filed with the SEC on June 14, 2024.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 608,611 Shares, constituting approximately 2.1% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 941,569 Shares, constituting approximately 3.2% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 235,391 Shares, constituting approximately 0.8% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

(c) Except as set forth in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 608,611 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 608,611 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 941,569 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 941,569 Shares.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 235,391 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 235,391 Shares.

OrbiMed Advisors is the managing member of GP VI, GP VIII, and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, and OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI, GP VIII to vote and otherwise dispose of the securities held by OPI VIII, and OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 608,611 Shares, the number of outstanding Shares attributable to OPI VIII is 941,569 Shares, and the number of outstanding Shares attributable to Genesis is 235,391 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VI, GP VIII, and OrbiMed Genesis may also be considered to hold indirectly 1,785,571 Shares.

Mona Ashiya (“Ashiya”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VI, and GP VIII may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, GP VI, and GP VIII, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, GP VI and GP VIII, which will in turn ensure that such securities or economic benefits are provided to OPI VI and OPI VIII.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Genesis GP LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VIII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

 SCHEDULE III

The business and operations of OrbiMed Capital GP VIII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Genesis GP LLC.